UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

Amendment No. 1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Globex Utilidades S.A.
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil
(Jurisdiction of Subject Company’s Incorporation or Organization)

Brazilian Distribution Company
(Name of Person(s) Furnishing Form)

     Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

     Daniela Sabbag
Av. Brigadeiro Luiz Antonio 3142
São Paulo, SP 01402-901
Brazil
+55-11-3886-0421
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 8, 2009
(Date Tender Offer/Rights Offering Commenced)

PART I- INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

99.1 Notice published in the Wall Street Journal relating to the tender offer, dated July 9, 2009.

Item 2. Informational Legends

Brazilian Distribution Company included the legend required by Rule 802(b) on the outside cover page of the non-binding English translation of the Notice to Shareholders relating to the tender offer, dated July 6, 2009, which was filed with the Securities and Exchange Commission on Form CB on July 8, 2009.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDER

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Brazilian Distribution Company with the Securities and Exchange Commission on July 8, 2009.

PART VI - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Companhia Brasileira de Distribuição

By:	/s/ Enéas César Pestana Neto
Name: Enéas César Pestana Neto
Title: Administrative Director

By:	/s/ Daniela Sabbag
Name: Daniela Sabbag
Title: Investor Relations Officer

Date: July 9, 2009

Exhibit 99.1

Companhia Brasileira de Distribuição

(Brazilian Distribution Company)

Announcement of Offer to Acquire Shares
of Globex Utilidades S.A.

Companhia Brasileira de Distribuição (“CBD”) hereby notifies the shareholders of Globex Utilidades S.A. (“Globex”) that it is offering to acquire their common shares of Globex according to the terms and conditions set forth in the Notice to Shareholders, dated July 6, 2009.

The Notice to Shareholders has been published in the Valor Econômico newspaper in Brazil and is available on the internet in Portuguese at http://www.gpari.com.br/port/relatorios/comunicado.asp?443 and in English at http://www.gpari.com.br/eng/comunicados/comunicado.asp?444. In addition, a non-binding English translation of the Notice to Shareholders is available under cover of Form CB on the website of the U.S. Securities and Exchange Commission at www.sec.gov and is being held for distribution upon request to U.S. shareholders of Globex, free of charge, at CBD office, Av. Brigadeiro Luiz Antonio, 3142 São Paulo, SP 01402-901, Brazil (requests to be submitted via email to gpa.ri@grupopaodeacucar.com.br, by telephone at 1-866-791-0196 or by facsimile at +55-11-3884-2677.

The acceptance period of the offer begins on July 8, 2009 and ends at 4:00pm (BRT) on August 21, 2009.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is being made solely by the Notice to Shareholders dated July 6, 2009.

São Paulo, July 8, 2009

Companhia Brasileira de Distribuição